Filed by Community Bank Shares of Indiana, Inc.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Community Bank Shares of Indiana, Inc.
Commission File No.: 333-133745

June 16, 2006

Dear Shareholders of The Bancshares, Inc.:

As you are aware, The Bancshares, Inc., (“TBI”) is party to a merger agreement with Community Bank Shares of Indiana, Inc. (“Community”). The joint proxy statement-prospectus dated June 13, 2006 related to TBI’s and Community’s merger agreement which you are being provided replaces the proxy statement-prospectus dated May 12, 2006 which was mailed to you on May 13, 2006. The primary purposes of providing you with this new joint proxy statement-prospectus are to:

1.	Inform you that the meeting previously scheduled for June 16, 2006 has been adjourned and postponed to June 30, 2006;

2.	Provide information about a meeting of Community’s shareholders also scheduled for June 30, 2006 which was missing from the proxy statement-prospectus mailed on May 13, 2006; and

3.	Provide you with updated financial information about both TBI and Community.

If you have already submitted a proxy card for the June 16, 2006 meeting, you need not submit another proxy card, unless you desire to change your vote.

If the merger agreement is approved by the shareholders of TBI and Community on June 30, the closing for the proposed merger will be held that day and the merger will become effective on July 1. Accordingly, assuming a June 30 closing, your Form of Election indicating your desire to receive shares of Community common stock for your shares of TBI common stock must be received by The Scott County State Bank no later than 5:00 p.m., Scottsburg, Indiana time, on June 29. If you have already delivered a Form of Election there is no need for you to deliver an additional one unless you desire to amend or revoke the previously-tendered Form of Election.

In addition, please be advised that, based on a June 30 closing, the deemed value of Community common stock under the merger agreement to be received in exchange for shares of TBI common stock is $22.924 per share.

If for whatever reason the merger agreement approval by TBI and Community shareholders does not occur on June 30 and the closing is not held that day, we will advise you of the rescheduled closing date, the rescheduled date for delivery of your Form of Election and (if applicable) the revised deemed value of Community common stock to be received by TBI shareholders under the merger.

Sincerely,

/s/ Steve A. Hauer
Steve A. Hauer
President and Chief Executive Officer
The Bancshares, Inc.

This letter is not a substitute for the information provided to you in the Joint Proxy-Statement Prospectus dated June 13, 2006 and you are urged to read that document as it contains important information. The Joint Proxy Statement-Prospectus was filed with the Securities and Exchange Commission as part of a registration statement (Reg. No. 333-133745) and such registration statement may be viewed without charge at the SEC’s website at www.sec.gov. Additional copies of the Joint Proxy Statement-Prospectus may be obtained from Community, without charge.